June 18, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Healthcare & WellnessRx Trust Registration Statement on Form N-2 (File No. 333-166168)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on June 18, 2010 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Bruce N. Alpert Name: Bruce N. Alpert
Title: Acting President